June 14, 2005


Fax (513) 721-6035
Mail Stop 0406

Roger W. Ach, II
Chief Executive Officer
Games, Inc.
425 Walnut Street, Suite 2300
Cincinnati, OH 45202

      Re: 	Games, Inc.
 		Form 10-KSB/A for the Fiscal Year Ended June 30, 2004
		Filed December 13, 2004
		Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
		Filed May 23, 2005
 		File No. 000-33345

Dear Mr. Ach:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note C - Deposit on Games.com Assets, page 8

1. We note that your deposit on Games.com assets includes a Games.com
URL intangible asset. Please provide us with your valuation methodology and assumptions used to determine the asset`s initial fair value and for any subsequent impairment evaluations. Please specifically address whether the outcome of the litigation with Atari, Inc. resulted in a reassessment of the asset`s recoverability.
We refer you to paragraph 8 of SFAS No. 144.
2. We note your statement that the settlement with Atari, Inc. could have a possible adverse effect on your operations. Tell us how you considered SFAS No. 5 in determining whether an accrued liability related to this contingency is considered necessary.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



	You may contact David Edgar at (202)-551-3459 or Kathleen
Collins at (202) 551-3499, or the undersigned at (202) 551-3730 if you have any questions regarding comments on the financial statements and related matters.


						Very truly yours,


						Craig D. Wilson
						Senior Assistant Chief Accountant

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Roger W. Ach, II
Games, Inc.
June 14, 2005
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